Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

February 24, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lilyanna L. Peyser

Subject: Requesting acceleration of the effective date of S-1/A

Dear Sir or Madam:

In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the bold, italics and underlined words indicating there was some changes including deleting words between them.

Our company is requesting that the effective date of the registration statement S-1/A as amended, on March 10, 2012.

We understand that:

----- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it doesn’t foreclose the Commission from taking any action with respect to the filing;

----- the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

----- our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will take our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as we are relate to the proposed public offering of the securities specified in the S1, as amended.

We will take all actions as specified in S-1, as amended, ITEM 17. Undertakings, as a public company.

Sincerely Yours,

/s/Andrew Chien

President

Responses to Comments Dated February 1, 2012

(Numbers are the same as associated sequence of comments)

General

1. Answer: Revised on Page 26

“The Board believes that the sale of about 102,500 shares to inside shareholders who are all Andrew Chien’s friends and relatives, accredited or sophisticated investors, at $0.5 /share, not involving any public stock offering such as public solicits including advertisement, was exempted from the registration requirement due to Section 4(2) of the Securities Act of 1933, as amended. The offering finished on August 8, 2011 (share certificates not distributed yet). An effective registration statement is the condition under which the purchasers of the offering will not to apply the rescission rights.

On November 17, 2011 we withdraw a registration statement for a secondary offering which was filed on February 14, 2011, because (i) before the completion of the private offering, the filing of a registration statement constitutes a general solicitation for the offering, which would cast doubt upon the validity of the exemption of Section 4(2) of the Securities Act of 1933 due to the share distribution is clearly contemplated; and (ii)the registration statement should cover resales by the purchasers, not issuances to the purchasers, provided that the purchasers have become irrevocably bound to acquire the securities prior to the filing of the registration statement subject only to conditions outside their control and the purchase price is established at the time of the private placement; and (iii) the registration statement submitted in February 2010 might provide the purchasers with registered securities rather than restricted as specified in the share subscription agreement.”

2. Answer: page 3 revised to: “The shares must be offered (see section “PLAN OF DISTRIBUTION”) at a fixed price of $1 per share…”

Page 15, revised to: “but investors in this offering must pay a fixed price of $ 1.00 for the duration of the offering. Therefore, the investors in this offering will realize significant dilution in the book value of their shares.”

Page 16. Revised to “The estimated offering price set forth on the cover of this prospectus is fixed at $1 in the duration of this offering.”

Page 16, revised to:

“Please be aware that none of the selling shareholders is any officer or control person of the company. Further, none of the selling shareholders, has had a material relationship with us other than as a shareholder at any time; or is a direct family relationship with one of our officers, except Jiayang Chien who is an independent daughter of the President. Each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering.”

Page 19-20. Revised to: “The selling shareholders can sell our shares initially at a fixed price $1 per share for the duration of the offering.”

Page 20. Revised to:

“In the sale of the common stock pursuant to the registration statement, selling security holder must be made at the fixed price of $1 for the duration of the offering, and the selling shareholders must comply with the requirements of the Securities Act and the Exchange Act. In particular, each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering. Our company believes that the quantities of our private offering are small compared with total outstanding shares, and any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).”

3. Answer: On risk factor 5, revised to:

The activities of his own business may constantly occupy his time, which may result in interruptions or delays in serving our Company. For example: our company was, through dividend distribution, spin-off from USChina Channel Inc on December 31, 2011 and got approval from FINRA, but made SEC registration later on February 14, 2012. Also the profitability of his own business greatly affected his financial capability to perform his services for the Company without compensation. The failure of his other business may cause him eventually to cease the operation of our Company, and cause you to lose all your investment. Further information please refers to above Risk Factor 3 and the section of Page 24: "DESCRIPTION OF BUSINESS”.

On page 26:

“…was exempted from the registration requirement due to Section 4(2) of the Securities Act of 1933, as amended. This share offering is also a spin-off of USChina Channel, and USChina Channel Inc was the underwriter. The spin-off got FINRA approval in December 2010, and we made registration to SEC on February 14, 2012.”

Prospectus Summary, page 5

4. Answer: The Amendment 1 already changed to:

“Total Assets: $94,676 including computer system $2,933 which installed in our home-based office and operated by Andrew Chien to serve customers; and cash $89,743 and liabilities: $7,342.”

Selling Shareholders, page 16

4. Answer: After receiving the comments letter, we conducted another round to get the current shareholder lists. We hire our stock transfer agency: Island Stock Transfer to submit NOBO list to Broadridge whose service is widely used by public companies. On February 10, 2012, we received following e-mail from Broadridge:

“Good morning Andrew,

I am contacting you regarding of the previously submitted NOBO request. The search came back with zero positions for CUSIP number 16891B103

What that means is based on the CUSIP provided the results came back that there are zero NOBO holders for the company. Therefore no report would have printed. I am not sure if the CUSIP number provided is accurate or if there was a company name change which would result in a new CUSIP number, but the one provided seems to be inactive. You may contact Standard & Poor to reconfirm the Cusip number.

Thank you,

Regards, Elizabeth

Thank you for using Broadridge,

Elizabeth–Martina Perlman

Corporate Issuer Services

Broadridge Financial Solutions

51 Mercedes Way, Edgewood, NY. 11717

Office: 631-254-7067 opt # 2; Fax: 631-254-7622

Email: bsgissuerservices@broadridge.com “

There is no any error of cusip number. The results told us there is no NOBO list and the current list in the selling shareholders is accurate. We have no evidence to question that these Brokerage firms as shown in the sell shareholder list don’t directly own our company’s shares. In case these shares were owned by shareholders who signed OBO Forms with brokerage firms, they should list under the street’s name as shown by SEC NOBO-OBO rules. Further these shares were spin-off from a public company. We even don’t need to list them individually as shown in the following example: in July 2009 ZOOM telephonics separated from Zoom Technologies because of reverse merger of Zoom Technologies. They only filed Form 10 without selling shareholder list as shown in following link:

http://www.sec.gov/Archives/edgar/data/1467761/000111650209001064/zoom1012g.htm

Legal Proceedings, page 20

6. Answer: Changed to:

“No officer or director has been convicted of violating the securities laws or a felony, nor filed bankruptcy.”

Description of Business, page 24

On Page 25.

7. Answer: We revised to “In July 2011, Andrew Chien cancelled the business plan of China Bull Holding, and transferred all cash of $29,169.37 of China Bull Holding into a bank deposit for this company as additional paid-in capital without any issuance of our shares under his authorization of the service agreement. On February 16, 2012, an agreement (Exhibits 10.09) to separate China Bull Holding independently was reached among China Education, China Bull Holding and China Bull Management. According to the agreement China Education will not claim any portion of the ownership from separated China Bull Holding while China Bull Holding will not claim any liabilities from the parent company. Chien plans to dissolve China Bull Holding.

Also on Page 21, revised to:

“Andrew Chien, 66, Founder, President, CFO, and Director of Our Company since inception. He was ex-president till December 31, 2010, and ex-director till February 17, 2012 of USChina Channel Inc, an Over-the account Bulletins Board quoted company…”

Company History, page 24

This paragraph was on page 27 Strategy

8. Answer: “Another is that we didn’t have experience but we found there may be potential market for us, such as consulting for new L-1 visa holders who wanted to get green card in USA, or clients who were contacting for investors in both USA and China to invest in another emergency market such as Vietnam etc. Our service emphasis is to help preparing business plan document.”

Management’s Discussion and Analysis or Plan of Operation, page 33

Results of Operations for the Fiscal Year Ended on December 31, 2010, page 35

9. Answer: Revised to:

“On December 31 2010, our assets were only cash of $127 in a bank deposit, and our liabilities were zero.”

Financial Statements, page 40

Balance Sheet, page 41

10. Answer: Corrected

11. Answer: Corrected